SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MARCH 2021
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: March 31, 2021

List of materials

Documents attached hereto:

i) Press release:  Notice Regarding the Status and Conclusion of Repurchase of Shares of Common Stock

March 31, 2021
Sony Corporation

Notice Regarding the Status and Conclusion of Repurchase of Shares of Common Stock
(Repurchase of Shares Under the Provision of Sony’s Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act)

Sony Corporation (“Sony”) announced today the status of the repurchase of shares of its common stock pursuant to Article 459, Paragraph 1 of the Companies Act of Japan and Article 34 of Sony’s Articles of Incorporation, which was approved by resolution of the Board of Directors dated as of August 4, 2020, as follows.
Today, the period of Sony’s repurchase of shares of its common stock approved by resolution of the Board of Directors dated as of August 4, 2020 has expired.
Sony established the repurchase program to enable Sony to flexibly repurchase its shares considering factors such as opportunities for strategic investment, Sony's financial condition and the price of its common stock.
Considering the price level of our common stock after the resolution of the Board of Directors dated as of August 4, 2020 and Sony’s pursuit of certain investment opportunities, Sony did not repurchase its shares during the repurchase period.

1. Class of shares repurchased:	Common stock of Sony
2. Total number of shares repurchased:	0 shares
3. Total purchase price for repurchased shares:	0 yen
4. Period of repurchase:	March 1, 2021 to March 31, 2021
5. Method of repurchase:	Open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract

(For reference)
1.	Details of resolution approved at the Board of Directors meeting held on August 4, 2020

（1）	Class of shares to be repurchased	Common stock of Sony

（2）	Total number of shares to be repurchased	20 million shares（maximum） （1.64% of total number of shares issued and outstanding (excluding treasury stock))

（3）	Total purchase price for repurchase of shares	100 billion yen（maximum）

（4）	Period of repurchase	August 5, 2020 to March 31, 2021

（5）	Method of repurchase	Open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract
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2.	Total number and purchase price of shares repurchased pursuant to the resolution approved by the Board of Directors (as of March 31, 2021)

（1）	Total number of shares repurchased	0 shares

（2）	Total purchase price for repurchased shares	0 yen

End of document

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